Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

April 10, 2013

Ms. Ashley Vroman-Lee

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Transamerica Life Insurance Company

Separate Account VA B

Initial Filing to Form N-4 Registration Statement (File No. 333-186031)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Initial Filing to Form N-4 Registration Statement (File No. 333-186035)

Dear Ms. Vroman-Lee:

This letter responds to written comments that you provided with respect to the above-referenced Initial Filings for Separate Account VA B of Transamerica Life Insurance Company (“TLIC” or “we”) and Separate Account VA BNY (“TFLIC” or “we”) relating to the Transamerica Advisor Elite II variable annuity. For your convenience, I have restated those comments below, and followed each comment with our response.

Prospectus

1.	Introduction – Please consider either defining “Financial Intermediary” or making it lowercase throughout the registration statement. (page 5)

Response: The disclosure has been revised as requested. (See page 3)

2.	Optional Guaranteed Benefits – Please add disclosure alerting investors that additional fees may apply if an investor chooses any of the optional guaranteed benefits (i.e. additional fees may apply). (page 5)

Response: The disclosure has been revised as requested. (See page 4)

3.	Choose Optional Guaranteed Benefits – Please consider revising the categories listed to accurately reflect the nature of the riders. (e.g. The Guaranteed Principal Solution is not only a lifetime withdrawal benefit; and the Retirement Income Choice 1.6 also offers an optional death benefit.) Please also disclose which optional guaranteed benefits are mutually exclusive. (page 5)

Response: The text has been revised to note the additional benefits associated with Guaranteed Principal Solution and Retirement Income Choice 1.6. (See page 4)

Ms. Ashley Vroman-Lee April 10, 2013 2 | P a g e

4.	Fee Table – Please clarify that the Guaranteed Principal Solution is based on a percentage of the principal back total withdrawal base. (page 7)

Response: The disclosure has been revised as requested. (See page 5)

5.	Fee Table – Please consider explaining difference between “Additional Death Distribution (annual charge based on policy value)” and “Additional Death Distribution + (annual charge based on policy value).” These line items look almost identical with the exception of the charges and the “+” sign. (page 10)

Response: We respectfully decline making this change. We feel the differences are noted in the body of the prospectus.

6.	Expense Example – Please confirm supplementally that expense examples are the same if a purchaser surrenders a contract; annuitizes a contract, and does not surrender a contract. (page 10)

Response: We confirm that the expense examples are the same if a purchaser surrenders a contract; annuitizes a contract, and does not surrender a contract.

7.	Expense Example – Please include the 5- and 10-year periods in the expense example or explain supplementally that you fall within the definition of a “new registrant” under instr. 22 of item 3 of Form N-4. (page 11)

Response: The disclosure has been revised as requested. (See page 6)

8.	Notes to Fee Table and Expense Example (pages 11-13)

a.	Many of the notes in this section do not relate to a fee table line item. Please revise the fee table and the accompanying notes accordingly.

Response: The disclosure has been revised as requested. (See pages 7-9)

b.	Please briefly describe the withdrawal base in a note to the fee table, including the initial value.

Response: This disclosure has been revised as requested. (See page 8)

9.	Total Portfolio Annual Operating Expenses – Please explain supplementally whether Transamerica obtains a representation as to the accuracy and completeness of the fee table information provided by the underlying fund portfolios. (page 13)

Response: Information regarding the underlying fund portfolios, including fund annual expense information, is provided to the Company pursuant to participation agreements with the funds. Pursuant to the participation agreements, the funds are contractually responsible for the accuracy of information provided to the Company for inclusion in the policy prospectus.

10.	The Annuity – The prospectus states that “[t]his prospectus generally describes policies issues on or after the date of this prospectus.” Please note that this statement will not necessarily be accurate when the prospectus is updated subsequent to the time it is first used. (page 14)

Ms. Ashley Vroman-Lee April 10, 2013 3 | P a g e

Response: The disclosure has been revised as requested. (See page 10)

11.	Premium Payments – Please clarify the circumstances under which the registrant may restrict or refuse additional purchase payments. (page 15)

Response: The disclosure has been revised as requested. (See page 11)

12.	Premium Payments – Please explain the potential inconsistency between the first sentence under the underlined section, “Maximum Total Premium Payments,” which says, “(F) or issue ages 0-80, we reserve the right to reject cumulative premium payments over $1,000,000…” and the last sentence that says, “(W)e reserve the right to restrict or refuse any premium payment.” (page 16)

Response: The disclosure has been revised as requested. (See page 13)

13.	Fixed Account – Please provide additional information as to when the fixed account would not be available. (page 20)

Response: The disclosure has been revised as requested. (See page 15)

14.	Market Timing and Disruptive Trading – Please explain the term “Portfolio Asset Management.” (page 21-22)

Response: The disclosure has been revised to reference the Portfolio Allocation Method, which is the PAM feature of the Guaranteed Principal Solution Rider. (See page 19)

15.	Special Services Fees – In addition to overnight delivery, please explain supplementally what might be contemplated as a special service subject to the special services fee. (page 27)

Response: Other special services may include duplicate policies; non-sufficient checks on new business; duplicate 1099 and 5498 tax forms; duplicate disclosure documents and semi-annual reports; check copies; printing and mailing previously submitted forms; and asset verification requests from mortgage companies. In addition, we may consider as special services customer initiated changes, modifications and transactions which are submitted in such a manner as to require the Company to incur additional processing costs.

16.	Excess Interest Adjustment – To avoid confusion, please re-define the variable “S” in the Excess Interest Adjustment formula to remove references to surrender charges (as the Advisor Elite II contract does not impose such a charge). (page 32 and page 119)

Response: The disclosure has been revised as requested. (See pages 27 and 112)

17.	Excess Interest Adjustment – Please consider providing an example in the prospectus of the formula used to determine the excess interest adjustment. Please cross-reference to the Appendix discussing Excess Interest Adjustment Examples. (page 32 and page 119)

Response: The disclosure has been revised as requested to include a cross-reference to the appendix which is tangential to the formula.

Ms. Ashley Vroman-Lee April 10, 2013 4 | P a g e

18.	Signature Guarantee – Please provide the best number for a customer to call for current requirements. (page 33)

Response: The disclosure has been revised as requested. (See page 28)

19.	Annuity Payments – After the second sentence, please state what specific information will be required to change the annuity commencement date. The disclosure currently says, “(Y)ou can change this date by giving us 30 days notice with the information we need.” (page 34)

Response: The disclosure has been revised as requested. (See page 29)

20.	Death Benefit – Each death benefit discusses an adjusted partial surrender. Please revise the disclosure to direct the reader to an explanation of this adjustment (page 36-38)

Response: The disclosure has been revised as requested. (See page 34)

21.	Additional Death Distribution (53-55)

a.	Please revise the fourth bullet point under “Rider earnings equal”, as the disclosure, as written, uses the defined term (“rider earnings”) it intends to define.

Response: The disclosure has been revised as requested. (See page 48)

b.	The disclosure describes the current Additional Death Distribution Factor. Please explain when this factor might change, who such a change might apply to, and any minimum factor if the factor can change for existing contract owners. This comment applies equally to the Additional Death Distribution + benefit.

Response: The disclosure has been revised as requested. (See pages 48 and 50)

22.	Additional Death Distribution + - Please revise the first bullet point under the heading Additional Death Distribution + Benefit Amount to clarify whether “all rider fees” refers to all optional riders available under the contract or only the Additional Death + rider fee. (page 55)

Response: The disclosure has been revised as requested. (See page 50)

23.	Guaranteed Lifetime Withdrawal Benefits – Please add, “if any” in the last sentence of this section (i.e. “You should consult with tax and financial professionals to determine which of these riders, if any, is appropriate for you.”) (page 59)

Response: The disclosure has been revised as requested. (See page 54)

24.	Guaranteed Minimum Accumulation Benefit – Under the “(P)lease note” section, please add language to the effect that the policy holder will lose the fees they have paid up to the point of terminating the policy or receiving annuity payments. (page 62)

Response: The disclosure has been revised as requested. (See page 57)

Ms. Ashley Vroman-Lee April 10, 2013 5 | P a g e

25.	Guaranteed Principal Solution Method – Under the section “Portfolio Allocation Method,” explain supplementally if Transamerica provides notice when it transfers amounts back and forth using the PAM method. (page 66)

Response: Confirmations are provided to contractholders of the transfers.

26.	The Daily Rebalancing Formula – Mathematical Model – Please consider removing the detailed formula from the body of the prospectus, and instead, refer to the formula which is contained in an Appendix to the prospectus. (page 67)

Response: The disclosure has been revised as requested. (See page 62)

27.	Income Link Rider – Base Benefit (page 69 – 71)

a.	Please revise the phrase “…unless your withdrawal base is reduced to zero because of any non-Income [Link] rider systematic withdrawal…” for clarity.

Response: The disclosure has been revised as requested. (See page 63)

b.	Please clarify whether a step-up is considered to occur each rider anniversary; or only when the step-up would increase the withdrawal base. This comment also applies to Retirement Income Choice 1.6.

Response: The disclosure has been revised as requested. (See pages 67 and 82)

28.	Retirement Income Choice 1.6 Fees – Please include a brief example of the fee calculation when there are investments in more than one designated investment group. (page 94)

Response: The disclosure has been revised as requested. (See page 88)

29.	State Variations – Please change the word “deliver” to “delivery” under the Connecticut disclosure. (page 96)

Response: The disclosure has been revised as requested. (See page 92)

30.	Distribution of the Policies – Please revise the following for clarity, “…but the maximum commission is of premiums (additional amounts may be paid as overrides to wholesalers.)” The percentage is missing. (page 102)

Response: The disclosure has been revised as requested. (See page 99)

31.	Riders – Please consider lettering or numbering the riders in the appendices for easier reading (i.e. Appendix A, B, C, etc.).

Response: Due to system limitations it is impractical for us to letter or number the appendices.

Ms. Ashley Vroman-Lee April 10, 2013 6 | P a g e

Statement of Additional Information

32.	Other Performance Data – Please explain supplementally the following sentence, “(T)he non-standard format will be identical to the standard format.” Please consider removing this sentence as it could be seen as confusing. (page 16)

Response: The disclosure has been revised. (See page 16)

Part C

33.	Item 28 – Indemnification – Please explain supplementally what the following statement means, “(T)he Code also specifies producers for determining when indemnification payments can be made.”

Response: The sentence has been revised, “producers” has been replaced with “procedures”. See the Part C of the Registration Statement.

Other comments

34.	Powers of Attorney – Please submit the powers of attorney so that they will “relate to a specific filing” as required by Rule 483(b) under the Securities Act of 1933.

Response: Updated Powers of Attorney will be filed with the Pre-Effective Amendment.

35.	Series and Class Identifiers – Please confirm supplementally that the contract name and file number on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

Response: The name on the front cover of the prospectus will be the same as the EDGAR class Identifier.

36.	Guarantees and Support Agreements – Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: There are not guaranteed or support agreement with third parties to support the guaranteed under the policy. The Company will be primarily responsible for paying out on any guarantees associated with the policy.

37.	Financial Statements, Exhibits, and Other Information – Please confirm that the financial statements, exhibits, and any missing or outdated information will be filed by a pre-effective amendment to the registration statement.

Response: The required financial statements and exhibits will be filed in a pre-effective amendment.

38.

Tandy Representation – We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy of the disclosures it has made.

Ms. Ashley Vroman-Lee April 10, 2013 7 | P a g e

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge the Tandy Representation as noted above.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,
/s/ Darin D. Smith
Darin D. Smith Managing Assistant General Counsel Transamerica Capital Management Division Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company

INTRODUCTION

How to buy this variable annuity

Ö CHOOSE BETWEEN QUALIFIED AND NON-QUALIFIED

	Qualified Policy* Minimum Initial Deposit	Non-Qualified Policy Minimum Initial Deposit	Surrender Charge Period	Mortality & Expense Risk and Administrative Charges
Advisor Elite II	$1,000	$5,000	0 years	0.45%

* We currently issue new policies to the following ~~qualified~~ plans: Traditional IRAs, Roth IRAs, SIMPLE IRAs, SEP-IRAs, 457(f) plans (in certain circumstances) and Section 401(a) plans (including profit sharing plans, defined benefit pension plans, defined contribution pension plans, 401(k) plans, combination defined benefit/contribution plans).

This table does not show underlying fund portfolio expenses, annual service charge and optional rider fees. This variable annuity may not be available through your ~~F~~financial ~~I~~ intermediary.

Ö CHOOSE INVESTMENT OPTIONS

• Subaccounts - Funds representing a range of investment strategies, objectives and asset classes.

• Fixed Account - A fixed interest account (if available).

Subject to limitations, you may move your investment among each of these investment options.

Ö CHOOSE OPTIONAL GUARANTEED BENEFITS (IF DESIRED)

Lifetime Withdrawal Benefits	Guaranteed Principal SolutionSM* SM1, 2 Income LinkSM* SM1 Retirement Income MaxSM* SM1 Retirement Income ChoiceSM ~~1.6*~~ 1.61, [3]
Death Benefits	~~Return of Premium* Annual Step-Up* Additional Death Distribution* Additional Death Distribution +*~~Return of Premium[1] Annual Step-Up1 Additional Death Distribution[1] Additional Death Distribution +[1]

~~* Investment restrictions apply~~

~~Optional benefits may not be available through your Financial intermediary or in all states.~~

1 Investment or other restrictions may apply

2 Also includes an accumulation benefit.

3 Also includes an optional death benefit.

Additional fees may apply. Optional benefits may not be available through your financial intermediary or in all states.

Ö COMPLETE OUR APPLICATION OR ORDER FORM

Ö PAY THE APPLICABLE MINIMUM INITIAL DEPOSIT

FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy.

Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See EXPENSES.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment options. State premium taxes may also be deducted. Excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the fixed account. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Policy Owner Transaction Expenses:
Front-End Sales Load On Purchase Payments	0%
Contingent Deferred Surrender Charge (as a percentage of premium surrendered)	0%
Transfer Fee	$0 - $10
Special Service Fee	$0 - $25

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Annual Service Charge	$0 - $50
Separate Account Annual Expenses (as a percentage, annually, of average separate account value):
Mortality and Expense Risk Fee	0.30%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	0.45%
Optional Separate Account Expenses:
Return of Premium Death Benefit	0.15%
Annual Step-Up Death Benefit	0.35%
Fund Facilitation Fee	0.30%
Optional Rider Charges:
Additional Death Distribution (annual charge based on policy value)	0.25%
Additional Death Distribution + (annual charge based on policy value)	0.55%

Optional Guaranteed Lifetime Withdrawal Benefit Rider Charges:	Maximum	Current
Guaranteed Principal SolutionSM (aka Living Benefits Rider) (annual charge - % of Principal Back Total Withdrawal Base)	——	0.90%

Optional Guaranteed Lifetime Withdrawal Benefit Rider Charges:	Maximum	Current
Income LinkSM (annual charge-% of Withdrawal Base)	1.65%	0.90%
Retirement Income MaxSM (annual charge - % of Withdrawal Base)	2.00%	1.25%
Retirement Income ChoiceSM 1.6 (annual charge - % of Withdrawal Base)
Base Benefit Designated Allocation Group A	2.30%	1.55%
Base Benefit Designated Allocation Group B	1.85%	1.10%
Base Benefit Designated Allocation Group C	1.45%	0.70%
Additional Benefits available with Retirement Income ChoiceSM 1.6 rider:
Death Benefit - (Single Life Option)	0.40%	0.40%
Death Benefit - (Joint Life Option)	0.35%	0.35%
Income EnhancementSM - (Single Life Option - Not available in NY)	0.30%	0.30%
Income EnhancementSM - (Joint Life Option - Not available in NY)	0.50%	0.50%

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2012 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):

Lowest Gross	~~___%~~	0.17%
Highest Gross	~~___%~~	1.59%

The following Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2012, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the ~~H~~highest Fund Facilitation Fee, Annual Step-Up Death Benefit, Additional Death Distribution+ Rider, and Retirement Income ChoiceSM 1.6 Rider - Joint Life with additional Death Benefit and Income EnhancementSM options. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples:

If the policy is surrendered or annuitized at the end of the applicable time period or if you do not surrender your policy:

1 Year	~~$____~~	$ 586
3 Years	~~$____~~	$1786
5 Years		$3028
10 Years		$6318

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

For information concerning compensation paid for the sale of the policies, see OTHER INFORMATION - Distributor of the Policies.

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

~~Annual Service Charge:~~

~~The current annual service charge is $35 but in no event will exceed 2% of the policy value. If your policy value or the sum of all premium payments less all partial surrenders is at least $50,000 the entire annual service charge is waived.~~

Policy Owner Transaction Expenses:

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment options. There is no fee for the first 12 transfers per policy year. For additional transfers, we may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, ~~such as~~ including overnight delivery.

Annual Service Charge:

The current annual service charge is $35 but in no event will exceed 2% of the policy value. If your policy value or the sum of all premium payments less all partial surrenders is at least $50,000 the entire annual service charge is waived.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit. During the income phase, the mortality and expense risk fee is at an annual rate of 0.45% .

Optional Separate Account Expenses: Any optional separate account expense is in addition to the mortality and expense risk and administrative fees.

Fund Facilitation Fee: This daily fee is applied only to policy value in the subaccounts invested in:

Fund	Fee %
American Funds - Asset Allocation Fund - Class 2; American Funds - Bond Fund - Class 2; American Funds - Growth Fund - Class 2; American Funds Growth-Income Fund - Class 2; American Funds International Fund - Class 2	0.30%
AllianceBernstein Balanced Wealth Strategy Portfolio - Class B; GE Investments Total Return Fund - Class 2; Fidelity - VIP Contrafund ® Portfolio - Initial Class; Fidelity VIP Mid Cap Portfolio - Initial Class;Fidelity VIP Value Strategies Portfolio - Initial Class; Vanguard International Portfolio;Vanguard Short-Term Investment-Grade Portfolio; Vanguard Total Bond Market Index Portfolio; Vanguard Equity Index Portfolio; Vanguard Mid-Cap Index Portfolio; Vanguard REIT Index Portfolio	0.20%
TA BlackRock Global Allocation - Service Class	0.10%

See EXPENSES for additional information. ~~Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses: This reflects the base separate account expenses, the Annual Step-Up Death Benefit fee, plus the Fund Facilitation fee, but does not include any annual optional rider fees. The death benefits are mutually exclusive.~~

~~Optional Rider Fees~~

Optional Rider Charges and Optional Guaranteed Lifetime Withdrawal Benefit Rider Charges:

In some cases, riders to the policy are available that provide optional benefits. There are additional fees (each year) for those riders.

~~Income LinkSM Rider and Retirement Income MaxSM Rider Fees~~

~~Maximum Total Fees with Highest Combination of Benefits: This fee total reflects the maximum fee increase resulting from an automatic step-up of the Withdrawal Base while the rider is in effect.~~

~~Retirement Income ChoiceSM 1.6 Rider:~~

~~Maximum Total Fees with Highest Combination of Benefits: These fee totals reflect the maximum fee increase resulting from an automatic step-up of the Withdrawal Base while the rider is in effect.~~

~~Maximum Total Fees (Joint Life) with Highest Combination of Benefits: This reflects the Base Benefit Designated Allocation Group A (Maximum), the Death Benefit (Joint Life Option), plus the Income Enhancement~~Guaranteed Principal SolutionSM ~~Benefit (Joint Life Option).~~ Rider - Total Withdrawal Base: We use the total withdrawal base to calculate the maximum annual withdrawal amount. The total withdrawal base on the rider date is the policy value.

~~Current Total Fees (Joint Life) with Highest Combination of Benefits: This reflects the Base Benefit Designated Allocation Group A (Current), the Death Benefit (Joint Life Option), plus the Income Enhancement~~Income LinkSM ~~Benefit (Joint Life Option)~~. Rider, Retirement Income MaxSM Rider and Retirement Income ChoiceSM 1.6 Rider - Withdrawal Base: We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value.

Total Portfolio Annual Operating Expenses:

The fee table information relating to the underlying fund portfolios was provided to us by the underlying fund portfolios, their investment advisers or managers, and we have not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

Expense Examples:

The Example does not reflect premium tax charges or transfer fees. Different fees and expenses not reflected in the Example may be assessed during the income phase of the policy.

THE ANNUITY

This prospectus describes information you should know before you purchase the Transamerica Advisor EliteSM ~~II. This prospectus generally describes policies issued on or after the date of this prospectus.~~ II.

An annuity is a contract between you, the owner, and an insurance company (in this case us), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings (if any) are generally tax deferred. Tax deferral means you are ~~generally~~ not taxed until you take money out of your annuity. After you annuitize, your annuity switches to the income phase.

The policy is a “deferred” annuity. You can use the policy to accumulate funds for retirement or other long-term financial planning purposes. Your individual investment and your rights are determined primarily by your own policy.

The policy is a “flexible premium” annuity because after you purchase it, you can generally make additional investments of at least $50 (but not more than the stated maximum premium addition amount) until the annuity commencement date. You are not required to make any additional investments.

The policy is a “variable” annuity because the value of your investments can go up or down based on the performance of your investment options. If you invest in the separate account, the amount of money you are able to accumulate in your policy during the accumulation phase depends upon the performance of your investment options. You could lose the amount you allocate to the separate account. The amount of annuity payments you receive during the income phase from the separate account also depends upon the investment performance of your investment options for the income phase.

The policy may also contain a fixed account. The fixed account may, but will not always, be available. If the fixed account is offered it will offer interest at a rate(s) that we guarantee will not decrease during the selected guaranteed period. There may be different interest rates for each different guaranteed period that we may offer and that you select.

Do not purchase this policy if you plan to use it, or any of its riders, for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme. Your policy is not intended or designed to be traded on any stock exchange or secondary market. By purchasing this policy, you represent and warrant that you are not using the policy, or any of its riders for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme.

PURCHASE

Policy Issue Requirements

We will not issue a policy unless:

•	we receive in good order (See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order) all information needed to issue the policy;

•	we receive in good order (at our Administrative ~~and Service~~ Office) a minimum initial premium payment; and
•	the annuitant, owner, and any joint owner are age 90 or younger (the limit may be lower for qualified policies).

~~We reserve the right to reject any application or premium payment.~~

We reserve the right to reject any application.

Premium Payments

General. You should make checks for premium payments payable to Transamerica Life Insurance Company or Transamerica Financial Life Insurance Company, as applicable, and send them to the Administrative ~~and Service~~ Office. Your check must be honored in order for us to pay any associated payments and benefits due under the policy.

We do not accept cash. We reserve the right to not accept third party checks. A third party check is a check that is made payable to one person who endorses it and offers it as payment to a second person. Checks should normally be payable to us, however, in some circumstances, at our discretion we may accept third party checks that are from a rollover or transfer from other financial institutions. Any third party checks not accepted by us will be returned.

We reserve the right to reject or accept any form of payment. Any unacceptable forms of payment will be returned.

Initial Premium Requirements. ~~The initial premium payment for nonqualified policies must be at least $5,000, and at least $1,000 for qualified policies. You must obtain our prior approval to purchase a policy with an amount less than the stated minimum. There is generally no minimum initial premium payment for policies issued under section 403(b) of the Internal Revenue Code; however, your premium must be received within 90 days of the policy date or your policy will be canceled. We will credit your initial premium payment to your policy within two business days after the day we receive it and your complete policy information in good order. If we are unable to credit your initial premium payment, we will contact you within five business days and explain why. We will also return your initial premium payment at that time unless you let us keep it and credit it as soon as possible.~~ The initial premium payment for nonqualified policies must be at least $5,000, and at least $1,000 for qualified policies. You must obtain our prior approval to purchase a policy with an amount less than the stated minimum or invest in excess of our maximum investment amount. There is generally no minimum initial premium payment for policies issued under section 403(b) of the Internal Revenue Code; however, your premium must be received within 90 days of the policy date or your policy will be canceled.

~~The date on which we credit your initial premium payment to your policy is generally the policy date. The policy date is used to determine policy years, policy months and policy anniversaries.~~

Your initial premium payment may not be credited to your policy on the day that you leave your premium with your financial intermediary. Your financial intermediary may take up to seven market days to assess whether buying this policy is suitable for you. Your financial intermediary may send us your initial premium payment while they complete this assessment. Your financial intermediary must also ensure that we have all the information needed for us to process your policy. We will not begin to process your policy during this period.

You may change allocations for future additional premium payments by sending written instructions to our Administrative ~~and Service~~ Office, or by telephone, subject to the limitations described in ADDITIONAL FEATURES - Telephone Transactions. The allocation change will apply to premium payments received on or after the date we receive the change request in good order.

~~We reserve the right to restrict or refuse any premium payment.~~

Policy Value

You should expect your policy value to change from valuation period to valuation period. A valuation period begins at the close of trading on the New York Stock Exchange on each market day and ends at the close of trading on the next succeeding market day. A market day is each day that the New York Stock Exchange is open for business. The New York Stock Exchange ~~generally~~ closes at 4:00 p.m., Eastern time. Holidays are ~~generally~~ not market days.

INVESTMENT OPTIONS

This policy offers you a means of investing in various underlying fund portfolios offered by different investment companies (by investing in the corresponding subaccounts). The companies that provide investment advice and administrative services for the underlying fund portfolios offered through this policy are listed in the “Appendix -Portfolios Associated with the Subaccounts.”

The general public may not purchase shares of any of these underlying fund portfolios. The names and investment objectives and policies may be similar to other portfolios managed by the same investment adviser or manager that are sold directly to the public. You should not expect the investment results of the underlying fund portfolios to be the same as those of other portfolios.

More detailed information, including an explanation of the portfolios’ fees and investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which accompany this prospectus. You should read the prospectuses for the underlying fund portfolios carefully before you invest.

Note: If you received a summary prospectus for any of the portfolios listed in “Appendix - Portfolios Associated with the Subaccounts”, please follow the instructions on the first page of the summary prospectus to obtain a copy of the full fund prospectus.

Selection of Underlying Portfolios

The underlying fund portfolios offered through this variable annuity are selected by us, and we may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, volatility, hedgeability, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates. For additional information about these arrangements, see EXPENSES - Revenue We Receive. We review the portfolios periodically and may remove a portfolio, or limit its availability to new premiums and/or transfers of cash value if we the SEC. Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuity policies, or from affecting an exchange between series or classes of variable annuity policies on the basis of your requests.

New subaccounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by us. Each additional subaccount will purchase shares in a mutual fund portfolio, or other investment vehicle. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, we will notify you and request a reallocation of the amounts invested in the eliminated subaccount.

Similarly, we may, at our discretion, close a subaccount to new investment. Any subsequent premium payments, asset rebalance programs or dollar cost averaging transactions into a closed subaccount will be re-allocated to the remaining available investment options according to the investment allocation instructions you previously provided. Under asset rebalance programs the value remaining in the closed fund will be excluded from any future rebalancing. The value of the closed fund will continue to fluctuate due to portfolio performance, and may exceed the original rebalance percentages you requested. As you consider your overall investment strategy within your policy, you should also consider whether or not to re-allocate the value remaining in the closed fund to another investment choice. If you decide to re-allocate the value of the closed fund, you will need to provide us with instructions to achieve your goal.

If you allocate premium to a subaccount that is closed to new investment, we will require new instructions. If we do not receive new instructions, the requested transaction will be canceled and the premium will be returned.

In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in the policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the separate account may be (1) operated as a management company under the 1940 Act or any other form permitted by law, (2) deregistered under the 1940 Act in the event such registration is no longer required or (3) combined with one or more other separate accounts. To the extent permitted by applicable law, we also may (1) transfer the assets of the separate account associated with the policies to another account or accounts, (2) restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account, (3) create new separate accounts, (4) add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts or (5) add new underlying fund portfolios, or substitute a new fund for an existing fund.

~~The Fixed Account.~~

The Fixed Account

~~The fixed account may, but will not always, be available.~~We may offer one or more fixed account options for investment. If available, premium payments allocated and amounts transferred to the fixed account become part of our general account. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions

For policies with Portfolio ~~Asset Management,~~Allocation Method, the effect of transfers pursuant thereto may be considered disruptive for certain underlying fund portfolios. As a result, policy owners using Portfolio ~~Asset Management~~Allocation Method may have to change their selected underlying fund portfolios.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or
•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policy owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other policy owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or

Transfers of amounts from the subaccounts also may be deferred under these circumstances. In addition, if, pursuant to SEC rules, the Transamerica AEGON Money Market VP portfolio suspends payment of redemption proceeds in connection with a liquidation of the portfolio, then we may delay payment of any transfer, ~~partial withdrawal, surrender,~~surrender (either full or partial), loan, or death benefit from the TA AEGON Money Market subaccount until the portfolio is liquidated.

Any payment or transfer request which is not in good order will cause a delay. See OTHER INFORMATION - Sending Forms and Transaction Requests in Good Order.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” a policy owner’s account. If these laws apply in a particular situation, we would not be allowed to pay any request for ~~withdrawals, surrenders,~~surrenders (either full or partial), or death benefits, make transfers, or continue making annuity payments absent instructions from the appropriate federal regulator. We may also be required to provide information about you and your policy to government agencies or departments.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the cash value from the fixed account for up to six months. We may defer payment of any amount until your premium payment check has cleared your bank.

Excess Interest Adjustment

Money that you transfer out of, surrender from, or apply to an annuity payment option, from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. If, at the time of such transactions interest rates set by us have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value on surrender or transfer (but not below the excess interest adjustment floor described in “Appendix - Excess Interest Adjustment Examples”). However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value on surrender or transfer. Please see “Appendix - Excess Interest Adjustment Examples” to see how the excess interest adjustment is calculated and illustrative examples using hypothetical values.

Any amount surrendered in excess of the cumulative interest credited is generally subject to an excess interest adjustment. An excess interest adjustment may also be made on amounts applied to an annuity payment option.

The formula that will be used to determine the excess interest adjustment is:

S* (G-C)* (M/12)

S = Is the amount (before ~~surrender charges,~~ premium taxes and the application of any Guaranteed Minimum Death Benefits, if any) being surrendered, withdrawn, transferred, paid upon death, or applied to an income option that is subject to the excess interest adjustment;

G = Is the guaranteed interest rate for the guaranteed period applicable to “S”;

C = Is the current guaranteed interest rate then being offered on new premium payments for the next longer option period than “M”. If this policy form or such an option period is no longer offered, “C” will be the U.S. Treasury rate for the next longer maturity (in whole years) than “M” on the 25th day of the previous calendar month; and

M = Number of months remaining in the current option period for “S”, rounded up to the next higher whole number of months.

* = multiplication

Please see “Appendix - Excess Interest Adjustment Examples” for more detailed information concerning the excess interest adjustment calculation.

There will be no excess interest adjustment on any of the following:

•	surrenders of cumulative interest credited;
•	Nursing Care and Terminal Condition Withdrawal Option surrenders;
•	Unemployment Waiver surrenders;
•	transfers from a Dollar Cost Averaging fixed source;
•	surrenders to satisfy any minimum distribution requirements; and
•	Systematic Payout Option payments, which do not exceed cumulative interest credited at the time of payment.

Please note that in these circumstances you will not receive a higher cash value if interest rates have fallen nor will you receive a lower cash value if interest rates have risen.

The excess interest adjustment may vary for certain policies and may not be applicable for all policies.

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	Any surrenders over $250,000;
•	Certain surrenders on or within 15 days of an address change;
•	Any ~~disbursement~~surrender request made on or within 15 days of an ownership change;
•

Any surrender when we have been directed to send proceeds to a different personal address from the address of record for that contract owner’s account. PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity for another with the same owner in a “tax-free exchange”;

•	Any surrender when we do not have an originating or guaranteed signature on file;
•	Any other transaction ~~where~~ we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at (800)525-6205.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

ANNUITY PAYMENTS (THE INCOME PHASE)

You can generally change the annuity commencement ~~date. You can change this~~ date by giving us 30 days notice with the ~~information we need.~~ new date or age. The latest maximum annuity commencement date generally cannot be later than the last day of the month following the month in which the annuitant attains age 99 (earlier if required by state law). In no event can this date be earlier than the third policy anniversary.

Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the death benefit is payable in a lump sum or under one of the annuity payment options (unless the surviving spouse is eligible to and elects to continue~~s~~ the policy).

Unless you specify otherwise, the ~~annuitant~~owner will receive the annuity payments. After the annuitant’s death, the beneficiary you designate at annuitization will receive any remaining guaranteed payments.

Annuity Payment Options

The policy provides several annuity payment options that are described below. You may choose any combination of annuity payment options. We will use your adjusted policy value to provide these annuity payments. If the adjusted policy value on the annuity commencement date is less than $2,000, we reserve the right to pay it in one lump sum in lieu of applying it under an annuity payment option. You can receive annuity payments monthly, quarterly, semi-annually, or annually. (We reserve the right to change the frequency if payments would be less than $50.)

In deciding on which annuity payment option to elect, you must decide if fixed or variable payments are better for you. If you choose to receive fixed payments, then the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The dollar amount of additional variable payments will vary based on the investment performance of the subaccount(s) you select. The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance (net of fees and expenses) exactly matched the assumed investment return of 3% at all times, the amount of each variable annuity payment would remain constant. If actual investment performance (net of fees and expenses) exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance (net of fees and expenses) is lower than the assumed investment return, the amount of the variable annuity payments would decrease.

You must also decide if you want your annuity payments to be guaranteed for the annuitant’s lifetime, a period certain, or a combination thereof. Generally, payments will be lower if you combine a period certain, guaranteed amount, or liquidity with a lifetime guarantee (e.g., Life Income with 10 years Certain and Life with Guaranteed Return of Policy proceeds). Likewise, payments will also generally be lower the longer the period certain (because you are guaranteed payments for a longer time).

A charge for premium taxes and an excess interest adjustment may be made when annuity payments begin.

Annual Step-Up Death Benefit

Under this option, on each policy anniversary prior to your 81st birthday, a new ~~”stepped-up~~“stepped-up” death benefit is determined and becomes the guaranteed minimum death benefit for that policy year. This ~~”step-up~~“step-up” death benefit is equal to:

•	the largest policy value on the policy date or on any policy anniversary prior to the earlier of the annuitant’s date of death or the annuitant’s 81st birthday; plus
•	any premium payments since the date of any policy anniversary with the largest policy value; minus
•	~~any adjusted partial surrenders since the date of the policy anniversary with the largest policy value.~~
•	any adjusted partial surrenders (please see “Appendix - Death Benefit”) since the date of the policy anniversary with the largest policy value.

The Annual Step-Up Death Benefit is not available if you or the annuitant is 76 or older on the policy date. There is an extra charge for this death benefit. See FEE TABLE AND EXPENSE EXAMPLES~~.~~

Designated Investment Options. If you elected the Annual Step-Up Death Benefit, you must allocate 100% of your policy value to one or more of the designated investment options approved for the Annual Step-Up Death Benefit. See ~~”~~ “Appendix - Designated Investment Options~~“~~ ” for a complete listing of available subaccounts.

Please note:

•	All policy value must be allocated to one or more designated investment options.
•	You may transfer amounts among the designated investment options; however, you cannot transfer any amount to any other subaccount if you elect this death benefit.

Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

•	total premium payments; less
•	~~any adjusted partial surrenders as of the date of death.~~any adjusted partial surrenders (please see “Appendix - Death Benefit”) as of the date of death.

This benefit is not available if you or the annuitant is 86 or older on the policy date. There is an extra charge for this death benefit. See FEE TABLE AND EXPENSE EXAMPLES.

Designated Investment Options. If you elected the Return of Premium Death Benefit, you must allocate 100% of your policy value to one or more of the designated investment options approved for the Return of Premium Death Benefit. See ~~”~~ “Appendix - Designated Investment Options~~“~~ ” for a complete listing of available subaccounts.

Please note:

•	All policy value must be allocated to one or more designated investment options.
•	You may transfer amounts among the designated investment options; however, you cannot transfer any amount to any other subaccount if you elect this death benefit.

Additional Death Distribution

The optional Additional Death Distribution rider pays an additional amount (based on rider earnings, if any, since the rider was issued) when a death benefit is payable during the accumulation phase under your policy, in certain circumstances. The Additional Death Distribution is only available for issue ages through age 80. The Additional Death Distribution is only available with the Return of Premium Death Benefit or the Annual Step-Up Death Benefit.

Additional Death Distribution Benefit Amount. The Additional Death Distribution is payable only if you elected the rider prior to the death triggering the payment of the policy death benefit and a death benefit is payable under the policy. The Additional Death Distribution is equal to:

•	the Additional Death Distribution factor (see below); multiplied by
•	the rider earnings, if any, on the date the death benefit is calculated.

Rider earnings equal:

•	the policy value on the date the death benefit is determined; minus
•	policy value on the rider date; minus
•	premium payments after the rider date; plus
•	surrenders after the rider date that exceed the rider earnings on the date of, but prior to, the surrender.

No benefit is payable under the Additional Death Distribution rider if there are no rider earnings on the date the death benefit is calculated.

If you purchase your policy as part of a 1035 exchange or add the Additional Death Distribution rider after you purchase the policy, rider earnings do not include any gains before the 1035 exchange or the date the Additional Death Distribution is added to your policy.

The Additional Death Distribution factor is ~~currently~~ 40% for issue ages under 71 and 25% for issue ages 71-80, based on the annuitant’s age.

No benefit is paid under the rider unless (a) the rider is in force, (b) a death benefit is payable on the policy, and (c) there are rider earnings when the death benefit is calculated.

For purposes of computing taxable gains, both the death benefit payable under the policy and the Additional Death Distribution will be considered.

Please see ~~”Appendix - Additional Death Distribution”~~ “Appendix - Additional Death Distribution Rider” for an example which illustrates the Additional Death Distribution payable as well as the effect of a partial surrender on the Additional Death Distribution benefit amount.

Spousal Continuation. If a ~~spouse, as the new owner of the policy,~~ spouse is eligible to and elects to continue the policy as the new owner instead of receiving a death benefit and Additional Death Distribution, the spouse will receive a one-time policy value increase equal to the Additional Death Distribution. At this time the rider will

Additional Death Distribution+ Benefit Amount. An additional death benefit is only payable if a death benefit is paid on the base policy to which the rider is attached. The amount of the additional benefit is dependent on the amount of time that has passed since the rider date as follows:

•

If a death benefit is payable within the first five years after the rider date, the additional benefit amount will be equal to the sum of all Additional Death Distribution + rider fees paid since the rider date.

•	If a death benefit is payable after five years following the rider date, the additional benefit will be equal to the rider benefit base multiplied by the rider benefit percentage.

The rider benefit base at any time is equal to the policy value less any premiums added after the rider date.

The rider benefit percentage may vary but ~~currently~~ equals 30% for issue ages 0 - 70 and 20% for issue ages 71 - 75, based on the annuitant’s age.

No benefit is payable under the Additional Death Distribution+ if the policy value on the date the death benefit is paid is less than the premium payments after the rider date.

For purposes of computing taxable gains, both the death benefit payable under the policy and the additional benefit will be considered.

Please see ~~”~~“Appendix - Additional Death Distribution+~~“~~ ” for an example that illustrates the additional death benefit payable as well as the effect of a partial surrender on the Additional Death Distribution+ benefit amount.

Spousal Continuation. If a ~~spouse, as the new owner of the policy,~~ spouse is eligible to and elects to continue the policy as the new owner instead of receiving the death benefit and Additional Death Distribution+, then the spouse will receive a one-time policy value increase equal to the Additional Death Distribution+. At this time the rider will terminate. The spouse will have the option of immediately re-electing the rider through age 75 if the Additional Death Distribution + benefit is still being offered. See TAX INFORMATION - Tax Status of the Policy - Distribution Requirements. (The payment of a death benefit under the policy is triggered by the death of the annuitant.)

Rider Fee. There is an additional charge for this rider which is a percentage of the policy value which, is deducted annually on each rider anniversary prior to annuitization. We will also deduct this fee upon full surrender of the policy or other termination of the rider.

Please note: the rider fee is deducted pro rata from each investment option. The fee is deducted even during periods when the rider would not pay any benefits.

Termination. The rider will remain in effect until:

•	you cancel it by notifying our Administrative ~~and Service~~ Office in writing in good order,
•	the policy is annuitized or surrendered, or
•	the additional death benefit is paid or added to the policy value under a spousal continuation.

Once terminated, the Additional Death Distribution+ may not be re-elected, if still being offered, for one year.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called Asset Rebalancing and can be started and stopped at any time. If a transfer is requested, we will honor the requested transfer and discontinue Asset Rebalancing. New instructions are required to start Asset Rebalancing. Asset Rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually. Asset Rebalancing can be used in conjunction with a guaranteed minimum withdrawal benefit. Please note, any amounts rebalanced may be immediately transferred to the PAM investment options as applicable under the Portfolio Allocation Method. There is no charge for this benefit.

Guaranteed Lifetime Withdrawal Benefits

You may elect one of the following optional riders under the policy that offers guaranteed lifetime withdrawal benefits - the Guaranteed Principal SolutionSM Rider, the Income LinkSM Rider, the Retirement Income MaxSM Rider or the Retirement Income ChoiceSM 1.6 Rider. Important aspects of each of these riders are summarized in the ~~”~~“Appendix - Guaranteed Lifetime Withdrawal ~~b~~Benefit Comparison Table~~“~~ ” and are described in more detail below. You should consult with tax and financial professionals to determine which of these riders, if any, is appropriate for you.

Guaranteed Principal SolutionSM Rider

You may elect to purchase the optional Guaranteed Principal SolutionSM Rider (also known as Living Benefits Rider) which provides you with a guaranteed minimum accumulation benefit and a guaranteed minimum withdrawal benefit. The Guaranteed Principal SolutionSM ~~Rider is only available during the accumulation phase. The Living Benefits Rider is only available for annuitant issue ages through age 80. The maximum issue age may be lower if required by state law.~~ Rider is only available during the accumulation phase. The Guaranteed Principal SolutionSM Rider is only available for annuitant issue ages through age 80. The maximum issue age may be lower if required by state law. The Guaranteed Principal SolutionSM Rider is only available with the Return of Premium Death Benefit or the Annual Step-Up Death Benefit. If you elect the Guaranteed Principal SolutionSM Rider you cannot elect another GLWB. The guaranteed lifetime withdrawal benefit is based on the claims-paying ability of Transamerica.

You should view the Guaranteed Principal SolutionSM Rider as a way to permit you to invest in variable investment options while still having your policy value and liquidity protected to the extent provided by the Guaranteed Principal SolutionSM Rider.

Please note:

•	Certain protections under the rider are available only if you hold the rider for ten years.
•

If you elect the rider, we will monitor your policy value and we may transfer amounts back and forth between specified investment options under the policy (including guaranteed period options in the fixed account) and the variable investment options you choose, according to a mathematical model that we will use to assist us in managing portfolio risk and supporting the guarantees under the rider. See Portfolio Allocation Method below.

Guaranteed Minimum Withdrawal Benefit of Guaranteed Principal SolutionSM Rider

If you elect the Guaranteed Principal SolutionSM Rider, we will provide a maximum annual withdrawal amount (first as withdrawals from your policy value or, if necessary, as payments from us) regardless of your policy value. This benefit is intended to provide a level of benefits regardless of the performance of the variable investment options you select.

Withdrawal Guarantees. We account for the withdrawals you take under the rider by applying two different withdrawal guarantees:

•	~~”principal back,“~~
•	“principal back,” for withdrawals of up to 7% of your total withdrawal base.
•	~~”~~“for life,~~“~~” for withdrawals of up to 5% of your total withdrawal base.

When you make a withdrawal, you do not need to specify it as being under either withdrawal guarantee. Any withdrawals that you take while the rider is in effect could have different impacts under each of the withdrawal guarantees - on your maximum annual withdrawal amount, on your total withdrawal base, and on your minimum remaining withdrawal amount. For example, withdrawals that are compliant with the ~~”~~“principal back~~“~~ ” maximum withdrawal amount could result in excess withdrawals under the ~~”~~“for life~~“~~ ” withdrawal guarantee and, consequently, would reduce the maximum annual withdrawal amount, the total withdrawal base, and the minimum remaining withdrawal amount under the ~~”~~“for life~~“~~ ” withdrawal guarantee. (See Adjusted Partial Withdrawals below.)

Example: Assume you make a single premium payment of $100,000 and you have not made any withdrawals or additional premium payments. If you withdraw $6,000, that would be an excess withdrawal of $1,000 ($6,000 - $5,000) under the for life guarantee but not under the principal back guarantee.

Your ability to change the frequency or amount of your withdrawals ceases if your policy value reaches zero.

Of course, you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion. See ~~”~~ “Appendix - Guaranteed Principal SolutionSM Rider Adjusted Partial Withdrawals,~~“~~ ” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the total withdrawal base by a pro rata amount.

Please note:

•	Any amount withdrawn in a rider year (including any excess interest adjustment) in excess of the maximum withdrawal amount is an excess withdrawal.
•

The amount of your excess withdrawal will impact the maximum annual withdrawal amount, total withdrawal base, and minimum remaining withdrawal amount under each guarantee and such impact may be on a greater than dollar-for-dollar basis. (See Maximum Annual Withdrawal Benefit, Total Withdrawal Base, and Minimum Remaining Withdrawal Amount, below.)

•	We will not refund charges that have been paid up to the point of terminating the policy or receiving annuity payments.

Withdrawals under the guaranteed minimum withdrawal benefit also:

The Daily Rebalancing Formula Under the Mathematical Model: As noted above, to limit our exposure under the rider, we transfer policy value from your investment options to the PAM subaccounts, to the extent called for by a mathematical model that will not change once you purchase the policy. We do this in order to minimize the need to provide payments (for example, when your policy value goes to zero by other than an excess withdrawal), or to extend the time before any payment is required. When payments become more likely (because your policy value is approaching zero), the mathematical model will tend to allocate more policy value to the PAM subaccounts. If, on the other hand, the policy value is much higher than the guarantees under the rider, then payments may not be necessary, and therefore, the mathematical model will tend to allocate more policy value to the investment options.

Each business day the mathematical model computes a ~~”~~“target allocation,~~“~~ ” which is the portion of the policy value that is to be allocated to the investment options.

The target allocation depends on several factors, including the policy value as compared to the guarantees under the rider, the time until payments are likely required, and interest rates. However, as time passes, these factors change. Therefore, the target allocation changes from one business day to the next. ~~The formula is:~~

P~~ercent of Policy Value required in PAM Subaccount (or X) = e-Dividend*Time *(1- NormDist(d1))~~

where:

~~e = Base of the Natural Logarithm~~

~~NormDist = Cumulative Standard Normal Distribution~~

~~d1 = [ln(G)+(R – F +.5*V ^ 2)* T]/[V * T^.5]~~

~~In order to calculate the percent of policy value required in the PAM Subaccount, we must first calculate d1: d1 = [ln(G)+(R – F +.5*V ^ 2)* T]/[V * T^.5]~~

~~where:~~

~~ln = Natural Logarithm Function~~	~~G = Guarantee Ratio~~	~~R = Rate~~	~~F = Fees~~	~~V = Volatility~~	~~T = Time~~

See ~~”Appendix—PAM Method Transfers“~~ “Appendix - PAM Method Transfers” for more detail regarding the workings of the mathematical model.

Upgrades

Prior to the annuitant’s 86th birthday and after the third rider anniversary, you can upgrade the total withdrawal base and guaranteed future value to the policy value by providing us the required notice. The minimum remaining withdrawal amounts will also be upgraded to the policy value and the maximum annual withdrawal amounts will be recalculated.

If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date, guaranteed future value date, and its own rider fee percentage (which may be higher than your current rider fee percentage). The ~~”~~“principal back~~“~~ ” and ~~”~~“for life~~“~~ ” withdrawal percentages will not change. The new rider date will be the date we receive all necessary information.

Annuitization

If you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments equal to your 5% ~~”~~“for life~~“~~ ” maximum annual withdrawal amount.

Termination

The Guaranteed Principal SolutionSM Rider will terminate upon the earliest of the following:

•	the date we receive written notice from you in good order requesting termination of the Guaranteed Principal SolutionSM Rider (you may not terminate the rider before the third rider anniversary);
•

annuitization (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your 5% ~~”~~“for life~~“~~ ” maximum annual withdrawal amount);

•	the date the policy to which this rider is attached is assigned or the owner is changed without our approval;
•	the date an excess withdrawal reduces your policy value to zero; or
•	termination of your policy.

Please note: This feature terminates upon annuitization and there is a maximum annuity commencement date.

The Guaranteed Principal SolutionSM Rider may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Guaranteed Principal SolutionSM ~~Rider. The application and operation of the rider are governed by the terms and conditions of the rider itself.~~ Rider.

Income LinkSM Rider

You may elect to purchase the optional Income LinkSM rider which, provides you with: (1) a guaranteed lifetime withdrawal benefit that uses a higher withdrawal percentage for a defined period of time and then resets to a lower percentage (see Withdrawal Options and Percentages below); and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in certain designated investment options which are designed to help manage our risk and support the guarantees under the rider. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax adviser before electing the Income LinkSM rider for a qualified policy. The date this rider is added to your policy is the ~~”~~“rider date.~~“~~ ” You choose the date of the first Income LinkSM rider systematic withdrawal, which is the Income LinkSM rider start date. If you elect the Income LinkSM rider you cannot elect another GLWB. The guaranteed lifetime withdrawal benefit is based on the claims-paying ability of Transamerica.

Income LinkSM ~~Rider– Base Benefit~~ Rider - Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each Income LinkSM rider withdrawal year (first as systematic withdrawals from your policy value and, if necessary, as systematic payments from us), beginning on the Income LinkSM ~~rider start date and lasting until the annuitant’s death (unless your withdrawal base is reduced to zero because of any a non-Income Link~~rider start date and lasting until the annuitant’s death (unless a non-Income LinkSM ~~rider systematic withdrawal;~~ rider systematic withdrawal reduces your withdrawal base to zero;

Withdrawal Option - number years at increased rate	Withdrawal Percentage - Single Life Option	Withdrawal Percentage - Joint Life Option
7 years	5% for 7 years and 4% thereafter	4.5% for 7 years and 3.5% thereafter
6 years	6% for 6 years and 4% thereafter	5.5% for 6 years and 3.5% thereafter
5 years	7% for 5 years and 4% thereafter	6.5% for 5 years and 3.5% thereafter
4 years	8% for 4 years and 4% thereafter	7.5% for 4 years and 3.5% thereafter
3 years	9% for 3 years and 4% thereafter	8.5% for 3 years and 3.5% thereafter
2 years	10% for 2 years and 4% thereafter	9.5% for 2 years and 3.5% thereafter

Please note, once established, the withdrawal percentage will not increase.

Withdrawal Base. We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value. During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments due to non-Income LinkSM rider systematic withdrawals.

Please note:

•

We determine the withdrawal base solely to calculate the rider withdrawal amount and rider fee. Your withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

•

Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the withdrawal base will equal the greater of:

•	current withdrawal base or;
•	the Automatic Step-Up amount (see Automatic Step-Up below).

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversarySM during the preceding rider year, if no non-Income LinkSM ~~rider systematic withdrawal occurred, or (2) the policy value on the rider anniversary.~~ rider systematic withdrawal occurred, or (2) the policy value on the rider anniversary. If neither value is greater than the current withdrawal base, no automatic step-up will occur.

The rider fee percentage may increase (or decrease) at the time of any automatic step-up. The rider fee percentage will not exceed the maximum rider fee percentage in the fee table.

Please note:

•	~~The withdrawal base ”steps-up“~~

Age at time of first withdrawal	Withdrawal Percentage - Single Life Option	Withdrawal Percentage - Joint Life Option
0-58	0.0%	0.0%
59-64	4.0%	3.5%
65-79	5.0%	4.5%
≥ 80	6.0%	5.5%

Please note, once established, the withdrawal percentage will not generally increase even though the annuitant’s age increases except in certain instances involving automatic step-ups.

Withdrawal Base. We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value. During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments due to excess withdrawals.

Please note:

•

We determine the withdrawal base solely to calculate the rider withdrawal amount. Your withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

•

Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the withdrawal base will equal the greatest of:

•	Current withdrawal base;
•	The withdrawal base immediately before the rider anniversary, increased by the growth percentage, if any (see Growth below);
•	The policy value on any monthiversarySM , including the current rider anniversary (see Automatic Step-Up below).

Growth. On each of the first ten rider anniversaries, we will apply a growth percentage to your withdrawal base if no withdrawal occurred during the preceding rider year. The growth percentage is equal to 5.0% of the withdrawal base immediately before the rider anniversary (i.e., withdrawal base x 0.05).

Please note: Because a withdrawal will eliminate the potential application of the growth percentage for that rider year, you should consider your need or possible need to take withdrawals within the first 10 rider years in deciding whether to purchase the rider.

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversarySM during the preceding rider year, if no excess withdrawal occurred, or (2) the policy value on the rider anniversary. ~~This comparison takes place after~~ If neither value is greater than the ~~application of any applicable~~ current withdrawal base or the withdrawal base increased by any growth percentage, no automatic step-up will occur. The withdrawal percentage (as indicated in the an eligible facility as defined above and has received payments under the Income EnhancementSM Option, those payments could be considered an excess withdrawal and have a negative effect on the rider values. If confinement ceases, you may re-qualify by satisfying another 180-day elimination period requirement.

Retirement Income ChoiceSM 1.6 Fees

Retirement Income ChoiceSM 1.6 Base Rider Fee. The base rider fee is calculated on the rider date and at the beginning of each rider quarter. The base rider fee will be adjusted for any premium additions, excess withdrawals, transfers between designated investment ~~groups, or changes to other allocation options during the rider quarter.~~groups. It will be deducted automatically from your policy value at the end of each rider quarter.

On an annual basis, in general terms, the base rider fee is the applicable rider fee percentage times the withdrawal base.

The base quarterly fee is calculated by multiplying (A) by (B) divided by (C) multiplied by (D), where:

(A)	is the withdrawal base;
(B)	is the sum of each designated investment group’s rider fee percentage multiplied by the applicable designated investment group’s value;
(C)	is the total policy value; and
(D)	is the number of (remaining) days in the rider quarter divided by the total number of days in the applicable rider year.

The following example uses assumed policy values as follows: Group A - $50,000; Group B - $30,000; and Group C - $20,000:

Example 1: Calculation at rider issue for the first quarter fee assuming an initial withdrawal base of 100,000

= 100,000 * [(50,000*0.0155) + (30,000*0.0110) + (20,000*0.0070)] / 100,000 * (91/365)

= 100,000 * (775 + 330 + 140) / 100,000 * (91/365)

= 100,000 * 1,245/100,000 * (91/365)

= 1,245 * (91/365)

= $310.40

We will assess a prorated rider fee upon full surrender of the policy or other termination of the rider for the period beginning on the first day of the most recent rider quarter and ending on the date of termination.

Beginning on the fifth rider anniversary, the rider fee percentage may increase (or decrease) at the time of an automatic step-up. Each time an automatic step-up will result in a rider fee percentage increase, you will have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up (adjusted for any subsequent premium payments or withdrawals), provided that you do so within 30 calendar days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection, in good order, at our Administrative ~~and Service~~ Office within the 30 day period after the rider anniversary on which the automatic step-up occurred.

Please note regarding the base rider fee:

Connecticut ~~- If the policy is canceled prior to deliver, the amount of your premium payment is returned.~~ - During the right to cancel period, prior to delivery of the policy, the owner will receive return of premium. The unemployment waiver is not available. No excess interest adjustment upon annuitization. Service Charge cannot be assessed at time of surrender. Transfer restrictions apply if more than one transfer is made in a 30 day period.

Florida ~~- The right to cancel period for owners that are less than age 65 is 14 days. The right to cancel period for owners that are age 65 and above is 21 days. The unemployment waiver is not available. Notwithstanding any references to withdrawal order sections of the policy, the service charge will be deducted from the policy value’s earnings, if available. Surrender charges and excess interest adjustment are not applied at annuitization or death. Annuitization can be no earlier than the first policy anniversary.~~ - Owners 65 and older have a 21 day right to cancel period. Owners less than 65 have a 14 day right to cancel period. Unemployment waiver is not available. Excess interest adjustment not applied upon annuitization or death. No surrender charge applied upon death. Annuity commencement date not allowed until after the first policy year.

Montana ~~- The unemployment waiver is not available. There is no premium tax in the state of Montana. The premium enhancement recapture does not include unemployment. Only uni-sex factors are used in calculating annuity payments.~~ - Unemployment waiver is not available. Death benefit must be paid within 60 days and any interest due after 30 days.

New York. - ~~The amount returned under~~ Under the right to cancel provision is the premium payment allocated to the fixed account, if any, plus the policy value in the separate account, if any, including any fees and charges is returned. If the policy is a replacement, the right to cancel period is extended to 60 days. ~~The~~ Unemployment Waiver, Additional Death Distribution, Additional Death Distribution +, Telephone Transactions and the Income EnhancementSM under the Retirement Income ChoiceSM ~~1.6 rider are not available. The issue requirements for the Retirement Income Max~~ 1.6 rider are not available. There is no excess interest adjustment. There are no surrender charges at time of death. Death benefit payable during the accumulation phase is the greater of policy value or guaranteed minimum death benefit, if any. Policy value is used upon annuitization. Annuity commencement date cannot be earlier than the first policy anniversary. Retirement Income MaxSM ~~Rider are that the annuitant is at least age 56 and not yet age 86 for Single Life and at least age 65 but not yet age 86 for Joint Life. The guaranteed minimum interest rate will be at least equal to the nonforfeiture rate. There is no excess interest adjustment. A surrender charge is not applied at annuitization or death. The amount of the death benefit payable during the accumulation phase is the greater of the policy value on the date we receive due proof of death and an election of method of settlement or the guaranteed minimum death benefit, if any, on the date of death, plus any additional premium payments received, less any gross withdrawals from the date of death to the date of payment of death proceeds. Annuitization can be no earlier than the first policy anniversary.~~ Rider issue requirements are annuitant is 56 - 85 for Single Life or 65 - 85 for Joint Life. Guaranteed Principal SolutionSM, Income LinkSM, Retirement Income MaxSM and Retirement Income ChoiceSM 1.6 rider fees cannot be deducted from the fixed account if available.

North Dakota ~~- The right to cancel period for owners is 20 days.~~ - Right to cancel period is 20 days.

Washington. – Income LinkSM and Retirement Income ChoiceSM 1.6 designated funds excludes fixed account and does not allow funds to be allocated to the Dollar Cost Averaging fixed account. Guaranteed Principal SolutionSM rider fee cannot be deducted from the fixed account.

A limited number of affiliated and unaffiliated broker-dealers may also be paid commissions and overrides to “wholesale” the policies, that is, to provide sales support and training to sales representatives at the selling firms. We also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to the policies that have already been purchased.

~~The selling firms that have selling agreements with us and TCI are paid commissions for the promotion and sale of the policies according to one or more schedules. The amount and timing of commissions may vary depending on the selling agreement, but the maximum commission is of premiums (additional amounts may be paid as overrides to wholesalers).~~

There are no commissions paid on premium payments, however, an annual continuing fee based on policy values will be paid to the selling firms. These commissions are not deducted from premium payments.

To the extent permitted by Financial Industry Regulatory Authority (FINRA) rules, TCI may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms and their sales representatives. These arrangements are sometimes referred to as “revenue sharing” arrangements and are described further below.

The sales representative who sells you the policy typically receives a portion of the compensation we (and our affiliates) pay to the selling firms, depending on the agreement between the selling firm and its registered representative and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of a policy. Also inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm, including the conflicts of interests that such arrangements may create.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these differences may create an incentive for the selling firm or its sales representatives to recommend or sell this policy to you. You may wish to take such incentives into account when considering and evaluating any recommendation relating to the policies.

Special Compensation Paid to Affiliated Firms. We and/or our affiliates provide paid-in capital to TCI and pay the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions. We and/or our affiliates also provide TCI with a percentage of total commissions paid on sales of our policies and provide TCI with capital payments that are not contingent on sales.

TCI’s registered representatives and supervisors may receive non-cash compensation, such as attendance at conferences, seminars and trips (such as travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items, payments, loans, loan forgiveness or loan guaranties.

Additional Compensation That We, TCI and/or Our Affiliates Pay to Selected Selling Firms. TCI, in connection with the sales of the policies, may pay certain selling firms additional cash amounts for “preferred product” treatment of the policies in their marketing programs in order to receive enhanced marketing services and increased access to their sales representatives. In exchange for providing TCI with access to their distribution network, such

APPENDIX

EXCESS INTEREST ADJUSTMENT EXAMPLES

Money that you surrender from, transfer out of, or apply to an annuity payment option, from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment (“EIA”). If, at the time of such transactions interest rates set by us have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value.

Excess interest adjustments will not reduce the adjusted policy value for a guaranteed period option below the premium payments and transfers to that guaranteed period option, less any prior partial surrenders and transfers from the guaranteed period option, plus interest at the policy’s minimum guaranteed effective annual interest rate. This is referred to as the excess interest adjustment floor.

The formula that will be used to determine the excess interest adjustment is:

S* (G-C)* (M/12)

S

=  Is the amount (before ~~surrender charges,~~ premium taxes and the application of any Guaranteed Minimum Death Benefits, if any) being surrendered, withdrawn, transferred, paid upon death, or applied to an income option that is subject to the excess interest adjustment.

G	= Is the guaranteed interest rate for the guaranteed period applicable to “S”;
C

=  Is the current guaranteed interest rate then being offered on new premium payments for the next longer option period than “M”. If this policy form or such an option period is no longer offered, “C” will be the U.S. Treasury rate for the next longer maturity (in whole years) than “M” on the 25th day of the previous calendar month; and

M	= Number of months remaining in the current option period for “S”, rounded up to the next higher whole number of months.
*	= multiplication~~^~~	~~=exponentiation (as used in the following examples)~~

The following examples are for illustrative purposes only and are calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal. In the following examples ^ denotes exponentiation.

of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which we calculate on each market day based on the performance of the separate account’s underlying fund portfolio and the deductions for the mortality and expense risk fee and the administrative charges. The total return will then be calculated according to the following formula:

P (1 + T)N = ERV

Where:

T	=	The average annual total return net of subaccount recurring charges.

ERV	=	The ending redeemable value of the hypothetical account at the end of the period.

P	=	A hypothetical initial payment of $1,000.

N	=	The number of years in the period.

Other Performance Data

We may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. ~~The non-standard format will be identical to the standard format.~~

We may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula:

CTR = (ERV / P)-1

Where:

CTR	=	The cumulative total return net of subaccount recurring charges for the period.

ERV	=	The ending redeemable value of the hypothetical investment at the end of the period.

P	=	A hypothetical initial payment of $1,000.

All non-standard performance data will only be advertised if the standard performance data is also disclosed.

Adjusted Historical Performance Data

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date a particular subaccount commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the various portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of policy charges that are currently in effect.

16